Exhibit 99.1

Neptune Reports Fiscal 2020 Third Quarter Results

Revenues increase 41% sequentially over Q2 results

LAVAL, QC, Feb. 13, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Corporation") (NASDAQ: NEPT) (TSX: NEPT), today announced its financial and operating results for the three-month period ended December 31, 2019. All amounts are in thousands of Canadian dollars except if specified otherwise.

Third Quarter Financial and Corporate Highlights:

  Total revenues for the three-month period ended December 31, 2019 amounted to $9,175, representing a sequential increase of $2,663 or 41% over the second quarter ended September 30, 2019 and an increase of $2,637 or 40% compared to $6,538 for the three-month period ended December 31, 2018. Revenues from the Cannabis segment reached $2,811, an increase of $1,591 sequentially from the three-month period ended September 30, 2019. Neptune started the commercial operations of its Cannabis segment in March 2019 and hence had no revenues in the prior year period ended December 31, 2018.
  Revenues from the Nutraceutical segment for the three-month period ended December 31, 2019 amounted to $6,336, representing an increase of 23% sequentially, over the second quarter ended September 30, 2019 and a slight decrease of $202 or 3% compared to $6,538 for the three-month period ended December 31, 2018.
  Net income for the three-month period ended December 31, 2019 amounted to $5,603 compared to a net loss of $3,658 for the three-month period ended December 31, 2018. The transition from net loss to net income is due to a gain of $64,509 related to a reduction in the fair value of the contingent consideration in connection to the acquisition of SugarLeaf Labs. This gain was partly offset by an impairment of goodwill of $44,096 related to SugarLeaf. In addition, Neptune incurred an increase in non-cash expenses related to stock-based compensation expense, depreciation and amortization combined with a lower Adjusted EBITDA1.
  Adjusted EBITDA1 decreased by $5,131 for the three-month period ended December 31, 2019 to ($7,054) compared to the three-month period ended December 31, 2018. The decrease in Adjusted EBITDA1 is mainly attributable to investments made in the cannabis segment to grow the workforce in anticipation of increased sales volume as well as an increase in salaries and benefits at the corporate level.
  On October 4, 2019, Neptune announced a strategic partnership with American Media LLC ("American Media") where American Media will provide US $12 million in advertising and creative services to Neptune to support the marketing and commercialization of Neptune's consumer-facing brands in the U.S. American Media's portfolio of brands has a combined total circulation of over 5.7 million and reach over 53 million readers each month. Under the terms of the agreement, American Media will have the opportunity to become a shareholder in Neptune through the issuance to American Media of 3,000,000 warrants, each warrant allowing the holder to purchase one common share of Neptune at an exercise price of US$8.00 per share and with a 5-year expiration date.
  On November 11, 2019 Neptune announced a collaboration agreement with International Flavors & Fragrances Inc. ("IFF") to co-develop hemp-derived CBD products for the mass retail and health & wellness markets. Under this strategic product development partnership, IFF will leverage its intellectual property (IP) for taste, scent and nutrition to provide essential oils and product development resources. Neptune will leverage its proprietary cold ethanol extraction processes and formulation IP to deliver high quality, full- and broad-spectrum extracts for the development, manufacture and commercialization of hemp-derived products infused with essential oils, for the cosmetics, personal care and home care markets. Under the terms of the agreement, IFF will have the opportunity to become a shareholder of Neptune through the issuance of 2,000,000 warrants, each warrant allowing the holder to purchase one common share of Neptune at an exercise price of US $12.00 per share with a 5-year expiration date.

Subsequent to Quarter-end

  On January 27, 2020, Neptune signed an agreement with a manufacturer of proprietary and novel 3D printed food/candy products. Under the terms of the agreement, Neptune will be the exclusive distributor of the 3D printed consumer products for the CBD markets in the United States. This agreement provides Neptune with a differentiated product offering which can be commercialized under the Company's brands or proposed to the Company's B2B clients. The manufacturer can produce a wide breadth of product forms, size and shapes. Initially, Neptune will commercialize, under the Forest Remedies™ brand, dissolvable CBD-infused beverage mixes shaped in various forms and sizes.
  On January 31, 2020, Neptune entered into an agreement with ICR, a leading strategic communication and advisory firm, to provide Neptune with investor relations and public relations advisory services. Based in the United States, ICR should help Neptune expand its investor base into the United States and help disseminate the Neptune story more broadly.
  On February 5, 2020, Neptune expanded its strategic partnership with American Media, where American Media will provide advertising and creative services to Neptune to support the marketing and commercialization of Neptune's Ocean Remedies™ brand in the U.S. According to the terms of the agreement, American Media will provide Neptune with marketing and creative services valued at US$4.7 million in exchange for 1,175,000 warrants which Neptune will issue to American Media. Each warrant gives the holder the right to purchase one common share of Neptune at an exercise price of $US 8.00 per share and with an expiration date of 5-year. The issuance of these warrants is subject to the Toronto Stock Exchange approval.
  On February 12, 2020, Neptune announced the resignation of Philippe Trudeau from the Board of Directors following his recent appointment as President and CEO at Adrien Gagnon Natural Health Inc. « On behalf of the Board, I would like to thank Philippe for his contribution during his tenure and wish him great success in his future endeavours », says John Moretz, Chairman of The Board. Effective February 12, 2020, Richard Schottenfeld will be replacing Mr. Trudeau as Chair-person of the Compensation and Human Resources Committee of the Corporation.

Commenting on the results, Michael Cammarata, CEO of Neptune, said: "Since I joined the company six months ago, we've had to reassess all facets of our business plans. It quickly became apparent that there were several operational challenges that needed to be addressed immediately. With changes and enhancements to our management team, business plans, production lines and customer relationships, we've rapidly become more than an extraction and white label company. We continue to progress in our vision to become a leading player in B2B and B2C cannabis and hemp markets. Our revenue growth of 41% sequentially is a solid testament to this, considering the current cannabis and hemp environment. While our profitability this quarter was short of our expectations due to the slower than expected ramp-up of our Phase II cold ethanol production process and industry factors beyond our control, we are setting up our long-term success by expanding our channel strategy with increased focus on end clients, in Canada and the US.

The US launch today of our Forest Remedies® and Ocean Remedies™ products is a significant step forward in expanding our footprint and brand equity and will be followed by a similar launch in Canada, once approved by health authorities. The Forest Remedies hemp-derived wellness products include ingestibles in soft gel and extract forms, topical balms, massage oils and a pet soother. We are also launching an essential oil and aromatherapy line that we developed in collaboration with our partner, International Flavors & Fragrances. I am confident that our consumer product distribution and pricing strategy puts us in a strong competitive position and over the next few months, we will be pushing this message strongly through a full-scale marketing and public relations campaign with our strategic partner, American Media. I also believe our consumer business has the potential to be one of the most profitable segments of Neptune's future business.

Despite a slightly slower than anticipated ramp-up on the production side and changes to planned capacity expansion, we are building the foundation for this Company for many years to come. I am excited about the future prospects, in particular the launch and significant potential of our consumer brands."

Financial Results

Total revenues reached $9,175 for the three-month period ended December 31, 2019, up 40% versus last year's revenues of $6,538. The revenue increase mainly comes from the cannabis segment, which had no revenues last year. For the three-month period ended December 31, 2019, revenues from Neptune's nutraceutical segment remained mostly stable compared with the prior year.

Neptune reported a net income of $5,603 for the three-month period ended December 31, 2019, compared to a net loss of $3,658 last year. The transition from net loss to net income is due to a gain of $64,509 related to a reduction in the fair value of the contingent consideration related to the acquisition of SugarLeaf. This gain was partially offset by an impairment of goodwill of $44,096 related to SugarLeaf. In addition, Neptune incurred an increase in non-cash expenses related to stock-based compensation expense, depreciation and amortization combined with a lower Adjusted EBITDA1.

For the three-month period ended December 31, 2019, Adjusted EBITDA1 was a loss of $7,054 compared with a loss of $1,923 last year. The increased Adjusted EBITDA1 loss is due to investments made in the cannabis segment to grow the workforce in anticipation of increased sales volume as well as an increase in salaries and benefits at the corporate level. The increase can also be explained by an increase in legal fees, non-cash expense for marketing and co-development services rendered in exchange of warrants and additional SG&A coming from SugarLeaf.

Cash, cash equivalents and short-term investment were $20,819 as of December 31, 2019. On November 6, 2019, Neptune closed a revolving line of credit with a large Canadian financial institution for an amount of $5 million to support the nutraceutical segment.

_______________________
[1] See "Caution Regarding Non-IFRS Financial Measures" and "Reconciliation of Segment income (loss) before corporate expenses to Adjusted Segment EBITDA and net loss to Adjusted EBITDA" which follow.

Official launch of the Forest Remedies® and Ocean Remedies™ brands

Starting today, consumers will be able to purchase Forest Remedies® products directly from new website (www.forestremedies.com,). Leveraging the Company's extraction knowhow and management's branding expertise, Neptune is launching 11 SKUs of hemp extracts, including six ingestible oils, two soothing balms, one soft gel bottle, a massage oil and a pet soother. Forest Remedies' products have been carefully crafted using Neptune's hemp extracts which are produced with our proprietary extraction process and tested for purity at third-party laboratories.

In collaboration with IFF, Neptune is also launching six essential oils SKUs, which will be commercialized under the Forest Remedies brand. Essential oils will be commercialized as single oils including fragrances such as lemon, sweet orange, bergamot, peppermint, and eucalyptus amongst others. Neptune aims to redefine the essential oil experience and provide consumers high-quality, natural, traceable, sustainable ingredients from responsible producers around the world.

In a few days, Ocean Remedies™ products will be available directly on a new website www.oceanremedies.com. Ocean Remedies™ is the brand under which the Company's omega-3 products will be commercialized. The omega-3 fatty acids in the Ocean Remedies krill oil have been demonstrated to be 2.5 times better absorbed than fish oil1. Ocean Remedies™ krill oil offers high EPA, DHA, phospholipid levels and astaxanthin, a natural antioxidant. Ocean Remedies has been certified by Friend of the Sea for sustainable krill harvesting. Neptune is in active discussions with food, drug and mass retailers in the United States to commercialize the Forest Remedies products. Neptune has already received a purchase order from one of the largest food and drug retailers in the United States, for an initial test launch of Forest Remedies soothing balms across 100 stores. A national roll-out could follow in the coming months.

_______________________
[1] Clinical Study Report. NO. BTS 275/07, Feb. 16, 2009. Esslingen, Germany.

Product innovation

In the past quarter Neptune leveraged years of experience in formulating white label products for the wellness industry, to expand its list of cannabis or hemp products for our brand, Forest Remedies and for white label clients. Neptune is now able to offer core products, such as balms, tinctures and gel caps but also innovative products like full lines of cosmetics, CBD infused breath strips, gummies, transdermal patches and dissolvable powders.

Neptune recently completed a second pharmacokinetic study on Ocean Remedies confirming a greater than two-fold increase in absorption of omega-3s. The results of our second omega-3 index study should be out shortly. Our first study showed a two-fold increase in marker of cardiovascular risk. These confirmatory studies should support our product introduction with retailers.

OUTLOOK

Canadian cannabis extraction
The commissioning of Neptune's ethanol extraction equipment (Phase II) is ongoing, which has limited our throughput during the month of January. We recently completed a successful test extraction and we are now commissioning other aspects of the system. The equipment will be running at room temperature until the new coolant is installed in the coming months. Running our extraction equipment at room temperature requires an additional winterization step, lengthening slightly the process to produce distillates.

Delays in the roll-out of cannabis stores in Canada has had a negative impact on the demand for our cannabis extraction services in Canada. As such, Neptune's current extraction capacity for calendar 2020 (Phase I & II) is not fully committed for its Sherbrooke facility. Neptune expects to broaden its customer base, which should improve the Company's capacity utilization. In addition, upon receipt of its license amendment to sell cannabis products to cannabis distributors and retailers, Neptune expects to use some of its extraction capacity to produce extracts destined to be utilized in products sold under the Company's own brands.

Following a market review and demand analysis, Neptune identified underserved segments of the Cannabis 2.0 products in Canada. There is currently limited availability of cannabis concentrates on the market and Neptune intends to fill that void by expanding its production capabilities to produce these cannabis derivatives and other niche product forms. Neptune is exploring the potential to diversify its extraction capabilities to include solvent-less and hydrocarbon extraction methods, which are well suited to produce high quality cannabis concentrates.

As a result of the realignment of Neptune's Canadian extraction capabilities, the retrofit of the Company's large legacy extraction equipment destined for the Phase IIIa expansion has been put on hold. Neptune is still proceeding with the licensing of these rooms with Health Canada but the large extraction equipment won't be commissioned in the near-term. At our Sherbrooke facility, the expansion of Neptune's packaging and warehousing capabilities is tracking as planned. Neptune expects to request an amendment to include these packaging and warehousing areas under the Company's license granted by Health Canada, in the near future. Licensing these additional areas is expected to significantly increase Neptune's capabilities to provide turnkey solutions to its customers such as formulation, purification, blending, manufacturing and packaging services. Neptune will also seek to add significant warehouse space, which can be kept at sub-zero temperatures and which should improve logistics to store cannabis biomass and finished products.

U.S. hemp extraction

The market for hemp extracts in the United States has seen a significant level of volatility in the last twelve months where pricing for hemp derived CBD refined oil has declined by more than 60%. This decrease in bulk hemp extract prices is having a negative impact on the Company's B2B bulk extract sales. Prices for hemp biomass have followed a similar pattern which has put pressure on tolling fees in the United States. Given the nascent nature of the federally legal hemp extract industry the Company has limited visibility on the evolution of future prices. Based on an internal assessment of Neptune's opportunities, business risks and market conditions, we have decided to deemphasize our U.S. tolling activities to increase our focus on bulk oil sales, turnkey solutions, our branded products and consumer product relationships.

We have hosted several visits of high-profile potential clients in the last months, which we believe will translate into additional business going forward to sell bulk extracts. In addition, the extracts used in our Forest Remedies products are produced at our North Carolina facility, potentially improving the capacity utilization of the plant.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including nutraceutical, legal cannabis, hemp and CPG. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Through SugarLeaf, Neptune's wholly owned subsidiary, Neptune also has a U.S.-based hemp extract supply chain, including a 24,000 square-foot cold ethanol processing facility with a processing capacity of 1,500,000 kgs located in the U.S. Southeast region. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and household cleaning products markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Caution Regarding Non-IFRS Financial Measures
The Corporation uses two adjusted financial measures, Adjusted Segment Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted Segment EBITDA) and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) to assess its operating performance. These non-IFRS financial measures are comprised of adjustments that are derived from the Corporation's financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation's results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted Segment EBITDA and Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation's financial condition and operating results. Neptune's method for calculating Adjusted Segment EBITDA and Adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Adjusted Segment EBITDA measurement by adding depreciation and amortization, stock-based compensation and impairment loss on goodwill to segment income (loss) before corporate expenses. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs, depreciation and amortization and income tax expense and by subtracting income tax recovery and net finance income. Other items such as stock-based compensation, litigation provisions, acquisition costs, change in fair value of contingent consideration, impairment loss on goodwill and severance and related costs that do not impact core operating performance of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Forward-Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "projects," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based and hemp-based products in the legal market.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Conference Call Details
Neptune will be holding a conference call on February 13, 2020, at 8:30 AM (EST) to discuss its third quarter results ended December 31, 2019.

Date:	Thursday, February 13, 2020

Time:	8:30 AM Eastern Standard Time

Call:	1-888-231-8191 (Canada and U.S.) 1-647-427-7450 (International)

Conference ID:	8708188

A replay of the call will be available for replay shortly after the call's completion, until March 13, 2020. The replay can be accessed online in the Investors section of Neptune's website under Investor Events and Presentations.

Reconciliation of Segment income before corporate expenses to Adjusted Segment EBITDA[1] and net income to Adjusted EBITDA[1]

Three-month period ended December 31, 2019
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	6,336	2,811	28	9,175
Gross profit	1,867	(1,934)	28	(39)

R&D expenses, net of tax credits and grants	(252)	(789)		(1,041)
SG&A expenses	(1,199)	(3,264)		(4,463)
Impairment loss on goodwill	-	(44,096)		(44,096)
Segment income (loss) from operating activities	416	(50,083)	28	(49,639)

Change in fair value of contingent consideration	-	64,509		64,509
Segment income before corporate expenses	416	14,426	28	14,870

Unallocated costs:
Corporate general and administrative expenses			(8,693)	(8,693)
Net finance costs			(569)	(569)
Income tax expense			(5)	(5)
Net income				5,603

Adjusted Segment EBITDA[1] reconciliation
Segment income before corporate expenses	416	14,426
Add:
Depreciation and amortization	170	2,261
Impairment loss on goodwill	-	44,096
Change in fair value of contingent consideration	-	(64,509)
Stock-based compensation	121	211
Adjusted Segment EBITDA[1]	707	(3,515)

Adjusted EBITDA[1] reconciliation
Net income				5,603
Add (deduct):
Depreciation and amortization				2,556
Net finance costs				569
Change in fair value of contingent consideration				(64,509)
Stock-based compensation				4,503
Litigation provisions				72
Impairment loss on goodwill				44,096
Acquisition costs				51
Income tax expense				5
Adjusted EBITDA[1]				(7,054)

[1] The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

Reconciliation of Segment income (loss) before corporate expenses to Adjusted Segment EBITDA[1] and net loss to Adjusted EBITDA[1]

Three-month period ended December 31, 2018
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	6,538	-		6,538
Gross profit	2,228	-		2,228

R&D expenses, net of tax credits and grants	(130)	(1,647)		(1,777)
SG&A expenses	(1,203)	(497)		(1,700)
Segment income (loss) activities before corporate expenses	895	(2,144)		(1,249)

Unallocated costs:
Corporate general and administrative expenses			(2,378)	(2,378)
Net finance costs			31	31
Income tax expense			(62)	(62)
Net loss				(3,658)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) before corporate expenses	895	(2,144)
Add:
Depreciation and amortization	188	561
Stock-based compensation	126	277
Adjusted Segment EBITDA[1]	1,209	(1,306)

Adjusted EBITDA[1] reconciliation
Net loss				(3,658)
Add (deduct):
Depreciation and amortization				804
Net finance costs				(31)
Stock-based compensation				900
Income tax expense				62
Adjusted EBITDA[1]				(1,923)

[1] The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

Reconciliation of Segment income before corporate expenses to Adjusted Segment EBITDA[1] and net loss to Adjusted EBITDA[1]

Nine-month period ended December 31, 2019
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	15,778	4,069	200	20,047
Gross profit	4,813	(5,755)	200	(742)

R&D expenses, net of tax credits and grants	(420)	(1,504)		(1,924)
SG&A expenses	(3,342)	(5,340)		(8,682)
Impairment loss on goodwill	-	(44,096)		(44,096)
Segment income (loss) from operating activities	1,051	(56,695)	200	(55,444)

Change in fair value of contingent consideration	-	60,426		60,426
Segment income before corporate expenses	1,051	3,731	200	4,982

Unallocated costs:
Corporate general and administrative expenses			(26,586)	(26,586)
Net finance costs			(93)	(93)
Income tax recovery			73	73
Net loss				(21,624)

Adjusted Segment EBITDA[1] reconciliation
Segment income before corporate expenses	1,051	3,731
Add:
Depreciation and amortization	506	4,897
Impairment loss on goodwill	-	44,096
Change in fair value of contingent consideration	-	(60,426)
Stock-based compensation	363	826
Adjusted Segment EBITDA[1]	1,920	(6,876)

Adjusted EBITDA[1] reconciliation
Net loss				(21,624)
Add (deduct):
Depreciation and amortization				5,772
Net finance costs				93
Change in fair value of contingent consideration				(60,426)
Stock-based compensation				13,239
Litigation provisions				231
Impairment loss on goodwill				44,096
Acquisition costs				2,211
Severance and related costs				1,263
Income tax recovery				(73)
Adjusted EBITDA[1]				(15,218)

Total assets	22,419	160,616	24,508	207,543
Cash, cash equivalents and short-term investment	1,024	454	19,341	20,819
Working capital[2]	4,070	3,817	15,649	23,536

[1] The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.
[2] The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

Reconciliation of Segment income (loss) before corporate expenses to Adjusted Segment EBITDA[1] and net loss to Adjusted EBITDA[1]

Nine-month period ended December 31, 2018
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	18,778	-		18,778
Gross profit	6,078	-		6,078

R&D expenses, net of tax credits and grants	(316)	(4,825)		(5,141)
SG&A expenses	(3,386)	(1,473)		(4,859)
Segment income (loss) before corporate expenses	2,376	(6,298)		(3,922)

Unallocated costs:
Corporate general and administrative expenses			(6,561)	(6,561)
Net finance costs			(171)	(171)
Income tax expense			(154)	(154)
Net loss				(10,808)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) before corporate expenses	2,376	(6,298)
Add:
Depreciation and amortization	562	1,571
Stock-based compensation	369	802
Adjusted Segment EBITDA[1]	3,307	(3,925)

Adjusted EBITDA[1] reconciliation
Net loss				(10,808)
Add (deduct):
Depreciation and amortization				2,291
Net finance costs				171
Stock-based compensation				2,785
Income tax expense				154
Adjusted EBITDA[1]				(5,407)

Total assets	21,097	49,434	22,085	92,616
Cash, cash equivalents and short-term investments	918	-	14,725	15,643
Working capital[2]	2,069	(1,366)	13,721	14,424

[1] The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.
[2] The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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For further information: Investor Information: Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Media Request: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:00e 13-FEB-20